WARNING: THE EDGAR SYSTEM ENCOUNTERED ERROR(S) WHILE PROCESSING THIS SCHEDULE.


EXHIBIT 27.1


This schedule contains summary financial information extracted from the Company's consolidated statements of operations and balance sheets and is qualified in it's entirety by reference to such financial statements.


SEMICON, INC.


Period type                                6 MOS
Fiscal year end                                                 Jun 30 1997
Period end                                                      Dec 29 1996
Cash                                                          $    202,000
Securities                                                               0
Receivables                                                        445,000
Allowances                                                          10,000
Inventory                                                          860,000
Current assets                                                   1,545,000
PP&E, gross                                                      4,181,000
Depreciation                                                     4,070,000
Total assets                                                     1,657,000
Current liabilities                                              6,274,000
Bonds                                                            1,810,000
Common                                                             826,000
Preferred mandatory                                                      0
Preferred                                                                0
Other SE                                                        (5,443,000)
Total liability and equity                                       1,657,000
Sales                                                            1,123,000
Total revenues                                                   1,123,000
CGS                                                              1,092,000
Total costs                                                      1,371,000
Other expenses                                                           0
Loss provision                                                           0
Interest expense                                                    70,000
Income, pretax                                                    (248,000)
Income tax                                                               0
Income, continuing                                                (248,000)
Discontinued                                                             0
Extraordinary                                                       74,000
Changes                                                                  0
Net income                                                        (174,000)
EPS, primary                                                         (0.05)
EPS, diluted                                                         (0.05)

















SEMICON, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 29, 1996

NOTE A  --  UNAUDITED FINACIAL STATEMENTS AND BASIS OF PRESENTATION

The Company has not had its financial statements audited in accordance with Securities and Exchange Commission regulations and accordingly it has indicated on the cover page of its Securities and Exchange Commission filings that it has not filed all reports required. The Company cannot afford the cost of an audit of its financial statements. In the opinion of management, any available cash should be applied to debt settlement.

The financial statements of the Company have been presented on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company may not be able to continue its operations because it is experiencing losses, negative working capital, and a stockholders' deficit with various debt defaults. The Company's plans at this time are focused on restructuring its debt, stabilizing operating results and providing cash flow. Management believes there is more potential value for creditors and stockholders in continuing to operate the Company and attempting to restructure debt than there is in bankruptcy and bankruptcy liquidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position and results of operations have been included. Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K.

NOTE B  --  INCOME (LOSS) PER SHARE

Net income per share is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares result from the assumed exercise of outstanding stock options and the assumed conversion of 13% Convertible Subordinated Debentures when their effect is dilutive. If the effect of the assumed conversion of 13%
Convertible Subordinated Debentures is dilutive, net income used to calculate earnings per share is increased to include the after tax effect of debenture interest assumed to be forgone.

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding, excluding common equivalent shares which would be antidilutive.

NOTE C  --  INCOME TAXES

At December 29, 1996, the Company had tax loss carryforwards of approximately
$7,100,000 and tax credit carryforwards of approximately $500,000 available to offset future federal taxable income and operating loss carryforwards of approximately $9,200,000 and credit carryforwards of approximately $500,000 to offset future book income.  These carryforwards expire principally in the years 2001-2007.  These carryforwards may be subject to limitations on annual utilization under current Internal Revenue Service regulations.  Book loss carryforwards exceed those available for income tax purposes due primarily to various accruals and reserves not currently deductible.
                                                                               7

SEMICON, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)  --  Continued

December 29, 1996

NOTE D --   RESERVES FOR RESTRUCTURING AND ENVIRONMENTAL COSTS

The balance sheet reserves for restructuring and environmental costs included the following:

                            December 29, 1996                June 30, 1996
                        ------------------------          ------------------
Environmental matters         $  848,000                      $   848,000
Debt restructuring
   and related matters           451,000                          452,000
                             ---------------               ----------------
                             $ 1,299,000                       $ 1,300,000
                               =========                         =========

Reserves for environmental matters were originally established in 1990 to cover (1) the estimated cost of remediation of an environmental matter at the Company's Burlington, Massachusetts facility, (2) a $200,000 potentially responsible party group settlement contingent liability associated with the Company's Burlington, Massachusetts facility to be paid when the Company's net worth exceeds $1,000,000 and (3) a potential liability associated with an environmental matter at a former subsidiary operation. The Company has agreed to remediate environmental problems at its Burlington, Massachusetts operating site, currently estimated to cost 350,000 to 600,000 by November 1999. In September 1996, the Company filed its most recent
"financial inability" notice with the commonwealth of Massachusetts indicating that it cannot afford to pay the cost of remediation. If the Commonwealth of Massachusetts requires remediation in spite of the Company's financial inability to comply, the Company will be forced to liquidate under Chapter 7 of the United States Bankruptcy Code. The Company was designated a potentially responsible party ("PRP") by the United States Environmental
Protection Agency at a superfund landfill site in Lowell, Massachusetts. The settling PRP group has demanded the Company pay 10.8% of the $20,000,000 to 25,000,000 estimated cost of landfill cleanup. The Company intends to defend itself against this claim. Comprehensive remediation could exceed the Company's cash resources and force reorganization or liquidation of the Company under the United States Bankruptcy Code.

Reserves for debt restructuring and related matters were established in 1990 to cover the estimated cost of consensual non-bankruptcy restructuring and bankruptcy restructuring.

NOTE E  --  EXTRAORDINARY GAINS

During the quarter ended December 29, 1996, the Company purchased $40,000
($77,000 in the fiscal 1996 quarter) face amount of its 13% Convertible
Subordinated Debentures. The purchases reduced indebtedness and accrued interest by $76,000 ($137,000 in the fiscal 1996 quarter) and resulted in a $74,000 ($132,000 in the fiscal 1996 quarter) extraordinary gain.

During the first six months of fiscal 1997, the Company purchased $45,000
($115,000 in the fiscal 1996 period) face amount of its 13% Convertible
Subordinated Debentures. The purchases reduced indebtedness and accrued interest by $86,000 ($202,000 in the fiscal 1996 period) and resulted in a $83,000 ($195,000 in the fiscal 1996 period) extraordinary gain.

During the quarter ended December 31, 1995, the Company settled deferred compensation obligations aggregating $270,000.  The settlement resulted in a
$158,000 extraordinary gain.
                                                                    8

ITEM 2.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

FINANCIAL CONDITION
LIQUIDITY AND SOURCES OF CAPITAL

The Company continues to operate because management believes an operating company offers more potential value for creditors and stockholders than bankruptcy and bankruptcy liquidation. Management's focus is on restructuring debt, stabilizing operating results and providing positive cash flow.

The Company faces various environmental issues as described in Note C to the consolidated financial statements. Enforced remedial action on any of these issues could force the Company to liquidate under Chapter 7 of the United
States Bankruptcy code.

The Company operates at the forebearance of its creditors. It continues to be in default of debt obligations aggregating $4,396,000 for principal and interest at December 29, 1996. The defaults exist because of non-payment of principal and accrued interest for periods extending back to July 1990.

The Company has no outside source of financing and does not expect to be able to obtain any such financing.

Customer insecurity about the Company's financial condition continues. The foregoing factors and the Company's operating losses make the Company's financial condition precarious.

The Company continues to attempt to settle debt obligations at less than face amount and has succeeded in reducing the principal amount of its debt in default from $6,170,000 at June 30, 1990, to $2,686,000 at December 29, 1996.
However, during that period of time, interest has accrued on the unsettled portion of debt obligations in default to make the aggregate amount in default at December 29, 1996, $4,396,000.

                                June 30,         December 29, 1996
                                 1990                    Principal and
                                Principal     Principal  Accrued Interest

BayBank                       $   795,000   $   696,000       $   769,000

Deferred Compensation
   and Other                      820,000       180,000           180,000

NationsBank                       430,000             0                 0

13% Convertible
   Subordinated Debentures      4,125,000      1,810,000        3,447,000
                             ------------    -----------    -------------
                              $ 6,170,000    $ 2,686,000      $ 4,396,000
                                =========      =========        =========

Settlements to December 29, 1996, have included: purchases of $2,315,000 face amount of debentures for $157,000; settlement of $468,000 of NationsBank debt obligations for $100,000 and settlement of $716,000 of deferred compensation and other obligations for $186,000.  Despite these settlements, the Company's overall efforts since June 30, 1990, to complete a consensual non-bankruptcy debt restructuring have been unsuccessful.
                                                         9


The Company has recorded operating losses in all but three quarters since
June 30, 1989. If the Company is unable to return to consistently profitable operations, to maintain positive cash flow, to make satisfactory arrangements with its creditors and to satisfy its environmental obligations, the Company might be required to seek protection from its creditors under the United
States Bankruptcy Code.

The Company has suffered from the effects of a post cold war decrease in the demand for discrete semiconductor products used in military applications.
The decrease in demand has resulted in price competition and a shift in sales mix to commercial products where the Company must compete with large, highly automated domestic and foreign manufacturers.

The Company's epoxy encapsulated semiconductor products are no longer able to compete, and the Company will phase out its epoxy product lines during calendar year 1997. Epoxy sales amounted to $890,000 in fiscal year 1996.
The physical assets will be sold, salvaged and scrapped. Any cash realized from epoxy asset disposition will be applied first to debt settlement and thereafter to manufacturing the remaining product lines.

The Company's overall liquidity decreased significantly during the quarter ended December 29, 1996. The decrease in accounts receivable and inventories at December 29, 1996, as compared to June 30, 1996, reflected the Company's collection of accounts receivable at a rate faster than product was shipped and the use of inventories to generate shipments. The cash generated from these activities was used to fund operating losses.

At December 29, 1996, the Company had a deficit in stockholders' equity aggregating $4,617,000 and its current liabilities exceeded its current assets by $4,729,000.


RESULTS OF OPERATIONS

QUARTER ENDED DECEMBER 29, 1996

Net sales decreased 36% or $623,000 from $1,746,000 for the second quarter of fiscal 1996 to $1,123,000 for the second quarter of fiscal 1997. The decrease reflected a decrease in the demand for certain commercial semiconductor products shipped in fiscal 1996. Backlog at December 29, 1996 was $2,049,000 as compared to $2,049,000 the prior year and $1,885,000 at the end of the fourth quarter of fiscal 1996. The book-to-bill ratio for the quarter ended
December 29, 1996 was 98% as compared to 80% a year ago.

Gross profit on sales decreased from $355,000 for the second quarter of fiscal 1996 to $31,000 for the second quarter of fiscal 1997. Gross margin decreased as a result of lower sales and poorer fixed costs coverage and as a result of increases in silicon costs.

Selling, general and administrative expenses decreased $39,000 to $209,000 for the second quarter of fiscal 1997 from $248,000 for the second quarter of fiscal 1996. The decrease related to decreases in sales wages and commissions.

Interest expense decreased $7,000 to $70,000 for the second quarter of fiscal
1997 as a result of reductions in outstanding debt.

Second quarter results for fiscal 1997 included extraordinary gains aggregating $74,000 ($290,000 in the fiscal 1996 quarter) from purchases of the Company's 13% Convertible Subordinated Debentures and from settlement of deferred compensation obligations at discounted amounts.

                                                      10

SIX MONTHS ENDED DECEMBER 29, 1996

Net sales decreased 25% or $813,000 from $3,268,000 for the first six months of fiscal 1996 to $2,455,000 for the first six months of fiscal 1997. The decrease reflected a decrease in the demand for certain commercial semiconductor products shipped in fiscal 1996.

Gross profit on sales decreased from $495,000 (15% of sales) for the first six months of fiscal 1996 to $83,000 (3% of sales) for the first six months of fiscal 1997. Gross margin decreased as a result of lower sales and poorer fixed costs coverage and as a result of increased silicon costs.

Selling, general and administrative expenses decreased $53,000 to $445,000 for the first six months of fiscal 1997 from $498,000 for the first six months of fiscal 1996. The decrease related to a decrease in sales wages and commissions.

Interest expense decreased $14,000 to $141,000 for the first six months of fiscal 1997 as a result of reductions in outstanding debt.

First six months results for fiscal 1997 included extraordinary gains aggregating $83,000 ($353,000 in the fiscal 1996 first six months) from purchases of the Company's 13% Convertible Subordinated Debentures and from settlement of deferred compensation obligations at discounted amounts.
































                                                  11

PART II.    OTHER INFORMATION

Item 6.     EXHIBITS AND REPORTS ON FORM 8-K

        (a)            Exhibits:
                          Exhibit No. 27.1  -  Financial Data Schedule

        (b)            Reports on Form 8-K  -  None













SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                   SEMICON, INC.

Date:__________________                     By:________________________

                                                   Richard C. Allard
                                               Executive Vice President and
                                                  Chief Financial Officer


















                                                     12

